April 2, 2013

BY EDGAR TRANSMISSION

Mr. Nicholas P. Panos

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	CreXus Investment Corp. Schedule 14D-9 filed March 18, 2013 File No. 005-85012 Filed by CreXus Investment Corp.

Dear Mr. Panos:

This letter is submitted by CreXus Investment Corp. (the “Company” or “we”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated March 28, 2013(the “Comment Letter”) with respect to the Company’s Schedule 14D-9 (File No. 005-85012) filed with the Commission on March 18, 2013 (the “Schedule 14D-9”). The Company is concurrently filing Amendment No. 1 to the Schedule 14D-9 (“Amendment No. 1”) and a Schedule 13E-3, which include changes in response to the Staff’s comments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment.

Schedule 14D-9

1.	It does not appear as though disclosures have been provided in response to the application of Rule 13e-3. In addition, CreXus does not appear as a signatory to the disclosure document filed as a Schedule 13E-3 in connection with this going private tender offer transaction. Please direct us to where we can locate these disclosures, or advise. Refer to interpretation I.K.2. available on the Division of Corporation Finance’s webpage on the SEC’s website, www.SEC.Gov for additional guidance addressing when an issuer might be subject to Rule 13e-3 in connection with a tender offer made by a third party. The guidance is accessible through the following link: http://www.sec.gov/interps/telephone/phonesupplement3.htm

Response to Comment No. 1

In response to the Staff’s comment, we have filed a Schedule 13E-3 in connection with the tender offer that confirms disclosures have been provided in response to the application of Rule 13e-3.

2.	The disclosure beneath the heading titled, “Reason’s for the Board’s Recommendation” cites only to factors considered by the Board. Item 4 of Schedule 14D-9 and corresponding Item 1012 of Regulation M-A affirmatively require reasons to be discussed. Please revise.

Response to Comment No. 2

We respectfully advise the Staff that the factors considered by the Board under the heading “Reasons for the Board’s Recommendation” in the Schedule 14D-9 are in fact the reasons that the Board determined to recommend to the Company’s stockholders to accept the tender offer and approve the merger. In Amendment No. 1, we have revised the “Reasons for the Board’s Recommendation” section to replace the word “factor” with “reasons” in certain instances.

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In connection with the responses to the Staff’s comments, the Company acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Gilbert G. Menna of Goodwin Procter LLP at (617) 570-1433 or John T. Haggerty of Goodwin Procter LLP at (617) 570-1526.

Sincerely,

/s/ Kevin Riordan

Kevin Riordan
Chief Executive Officer and President

cc:	Gilbert G. Menna
John T. Haggerty
Goodwin Procter LLP